September 14, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Elektros, Inc.

Form 1-A

Filed April 6, 2021

File No. 024-11500

To the men and women of the SEC:

On behalf of Elektros, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 5, 2021 addressed to Mr. Shlomo Bleier, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 1-A on April 6, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amended Offering Statement on Form 1-A Cover Page

1.	We note that you plan to sell the shares at a fixed price per share between $0.05 and

$2.00. The range that you are permitted to include in the offering circular does not include the volume of securities to be offered, consistent with Rule 253(b). Since you may not sell 100,000,000 shares at $2.00 per share, please revise throughout the filing to consistently state the maximum number of shares you are offering in compliance with Rule 251(a)(2) of Regulation A. Please have counsel revise the legal opinion as appropriate.

COMPANY RESPONSE:

Our interpretation of the language set forth on the cover page in our previous Form 1/A amendment relating to the maximum number of shares to be offered as affected by the range of the maximum offering price is consistent with Rule 251 (a)(2) and Rule 253 (b) stating as follows: “The Company is offering, on a best-efforts, self-underwritten basis, a number of shares of our common stock at a fixed priced per share between $0.05 and $2.00 with no minimum amount to be sold up to a maximum of 100,000,000 shares but not to exceed $75,000,000 in gross proceeds.” This means at each spectrum of the price range beginning at the low end of $0.05 per share, the Company could sell 100,000,000 shares for a total of $5,000,000. At the high end of $2.00 per share, the Company could only sell 37,500,000 shares for a total of $75,000,000.

Background, page 2

1.	We note your response to comment 7. Please file the agreement with Technicon Design Corporation as an exhibit to the offering statement.

COMPANY RESPONSE:

We have filed the Segula Technologies, Inc. design agreement as EX-1A-6 , redacted to protect certain confidential information as indicated by [****]. Segula is a subsidiary of Technicon Design Corporation. Pages 7 and 8 excluded since they contained customary representations, warranties, representations and covenants.

Results of Operations, page 5

1.	We note your revisions that you have recently begun operations. Please revise to clarify whether this is in reference to the Technicon agreement and explain your statement that you are at the beginning stage to design and build an SUV electric vehicle. Disclose the payments made to initiate the process. If Segula will not begin work under the agreement until you receive funds from this offering, please explain and provide a more detailed schedule under "Plan of Operations after completion of Reorganization" for each stage of development as it specifically relates to the terms of the agreement.

COMPANY RESPONSE:

We have revised the offering circular on Page 5, Results of Operations to reflect that we have begun operations and we are at the beginning stage to design and build an SUV electric vehicle pursuant to the execution of the Segula Technologies design agreement executed on March 1, 2021. We have further disclosed a payment in the initial amount of $25,0000 on March 1, 2021 to Segula Technologies, Inc.

We no longer believe Elektros, Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Specifically, we do not believe that we can be classified as having “no or nominal operations”

We note our previous disclosure of shell status in our last correspondence to the Commission and inclusion in our last amended offering statement. However, we have now undertaken important steps in furtherance of our business plan. Based on our representations and the disclosure in the offering statement, as amended, management is of the opinion that the registrant would not be deemed to be a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and selling services to them.

2. On March 1, 2021, we executed an Agreement with Segula Technologies, Inc. and made a payment in the amount of $25,000. The scope of work Segula has begun includes the following:

A. Develop battery electric vehicle (“BEV”) development road map.

B. Identify federal requirements to sell BEV in US Market.

C. Summarize key vehicle attributes needed to have viable product, battery range, speed, power levels competition in market.

D. Potential budget required to bring BEV to market.

E. Coordination with Technicon Design team on styling and design attributes.

F. Develop list of potential companies to support low volume production.

3. On August 4, 2021, we entered into a securities purchase agreement (the “Agreement”) and Note with GS Capital Partners, LLC pursuant to which GS Capital agreed to lend us $105,000 in a 10% Secured Convertible one year Promissory Note with a face value of $115,000 with an original issue discount of $10,000. The Note provides a conversion feature equal to 60% of the lowest trading price of the Company’s common stock for the last 20 trading days prior to conversion. In addition, we agreed to issue 300,000 common shares to GS Capital as additional consideration for the purchase of the Note. The Agreement includes customary representations, warranties and covenants by the Company and customary closing conditions. We have updated our offering statement to disclose the purchase by GS Capital Partners, LLC and attached the Securities Purchase Agreement and Note as EX1A-6.

4. On August 31, 2021, we entered into an agreement with Endrock, LLC, a web designer to develop our website, wireframing, design iterations and other web services.

5. On September 2, 2021, we issued 5,000,000 common shares to Michael Dezer to utilize his commercial property to park and store our electric vehicles.

In conclusion, we do not believe that the foregoing activities and the various other activities we have undertaken in the furtherance of our planned business that we can be classified as a “shell company”. We have therefore removed the restrictive shell language and risk factors throughout the offering statement and disclosed the foregoing under Management’s discussion and analysis on Page 5.

Common Stock, page 16

1.	We note your response to comment 12 and reissue. Your disclosure on page 16 indicates that there are no cumulative voting rights while Article V of the charter state that you have cumulative voting rights.

COMPANY RESPONSE:

We have revised our disclosure on Page 16 to indicate that we have cumulative voting rights.

Security Ownership of Certain Beneficial Owners and Management, page 20

1.	Please revise to include the voting percentage after completion of the offering assuming the maximum number of shares to be offered in this transaction.

COMPANY RESPONSE:

We have revised the beneficial ownership table to include the voting percentage after completion of the offering assuming the maximum number of shares to be offered in this transaction.

Certain Relationships and Related Transations, page 20

1.	Please disclose whether the loan agreement with Samuel Schlesinger has been repaid or amended. Please provide the loan amount and Mr. Schlesinger's relationship to the company.

COMPANY RESPONSE:

We have updated Certain Relationships and Related Transactions, page 20 to disclose that Mr. Samuel Schlesinger lent us $10,000 for one year, interest free. No money has been paid back. Mr. Schlesinger is a long time friend of Mr. Shlomo Bleier, our director.

Exhibit 1A-11, page 21

1.	Please obtain a current consent from your auditor and include it with your next amendment.

We have attached a current consent from our auditor. We have also inserted unaudited financial statements and Notes for the six month period ending June 30, 2021.

Date: September 14, 2021

/s/ Shlomo Bleier

Shlomo Bleier

Chief Executive Officer